
December 15, 2010

Mr. Derek Jackson
President and Chief Executive Officer
Bluewave Group, Inc.
2881 E. Oakland Park Blvd., Suite 407
Ft. Lauderdale, FL 33306

> **Re:** **Bluewave Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 8, 2010**
> **File No. 000-53804**

Dear Jackson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, Filed December 8, 2010

1. We expect that you will be amending your filing to include the letter from your prior auditor that is required by Item 304(a)(3) of Regulation S-K, within ten business days of your report.

2. We understand that your former accountant, LBB & Associates, Ltd., LLP audited your financial statements as of and for the fiscal years ended April 30, 2010 and 2009, and from the date of your inception on January 30, 2008 through April 30, 2010. Please modify your disclosure to clarify.

3. We note your disclosure stating that there were no reportable events during the fiscal year ended April 30, 2010 through November 16, 2010. Please revise your disclosure to comply with Item 304(a)(1)(iv) of Regulation S-K, which requires that you indicate whether your former accountant identified any reportable events through the date of their termination which you disclose as December 2, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at 202 551-3706 if you have questions regarding the comments. Please contact me at 202 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief